Suite 3120, Park Place,
666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

February 20, 2008
File:  ARZ225/May/08

VIA SEDAR/EDGAR

To:

British Columbia Securities Commission

Ontario Securities Commission

Commission des valeurs mobilieres du Quebec

United States Securities and Exchange Commission

Toronto Stock Exchange

The American Stock Exchange

Alberta Securities Commission

Manitoba Securities Commission

Office of the Administrator, New Brunswick

Securities Commisssion of Newfoundland and Labrador

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Division, Saskatchewan Financial Services Commission

Securities Registry, Government of the Northwest Territories

Registrar of Securities, Government of the Yukon Territories

Nunavut Legal Registry

Dear Sirs:

Re:  Notice of Meeting of Shareholders Pursuant to National Instrument 54-101

In accordance with Part 2 of NI54-101, we advise as follows:

Name of Reporting Issuer:

AURIZON MINES LTD.
Date fixed for the Meeting:

May 14, 2008
Record Date for Notice:

March 18, 2008
Record Date for Voting:

March 18, 2008
Beneficial Ownership Determination Date:

March 18, 2008
Classes or Series of securities that entitle the
  holder to receive notice of the Meeting:

Common
Classes or Series of securities that entitle the
  holder to vote at the Meeting:

Common
Meeting Type:

Annual General
CUSIP Number:

05155P 10 6
Meeting Location:

Vancouver, B.C.

Yours very truly,

AURIZON MINES LTD.

“Signed”
Julie A.S. Kemp
Corporate Secretary

/jask

cc:

DuMoulin Black

  Attention:  Mary Collyer

Computershare Trust Company of Canada

  Attention:  Jenny Karin